UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 1, 2020

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

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Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com https://twitter.com/novartisnews

MEDIA & INVESTOR RELEASE

Novartis announces ambitious ESG targets to increase access to medicines and achieve full carbon neutrality

•	2025 target to increase patients reached in LMICs with strategic innovative medicines by 200% and the Novartis Flagship Programs by 50% - bringing potential reach to over 23 million patients across these initiatives

•	Enhanced target for full carbon neutrality across all company operations and entire supply chain by 20301

•	New collaboration with the African Union initiated Africa Medical Supplies Platform to aid supply of Novartis COVID-19 Pandemic Response Portfolio

•	Company completed enrollment in the CAN-COVID Phase III clinical trial with expected readout in Q4 2020

Basel, September 1, 2020 — Novartis will host a virtual investor event today to provide a comprehensive overview of the company’s progress in its Environmental, Social and Governance (ESG) strategy.

“ESG is a key strategic priority for the Novartis Board and Executive Committee and we made progress in all of our key ESG strategic pillars,” said Joerg Reinhardt, Chairman of Novartis. “Moving forward, we are further reinforcing the way we measure our impact with a set of new ESG targets, increasing our ambition to drive more value for society.”

Novartis focuses on 4 key strategic ESG pillars defined as material by stakeholders; Ethical Standards, Pricing and Access, Global Health Challenges and Corporate Citizenship. The company has developed ambitious and challenging targets against key elements in each of these areas. These include addressing access and global health challenges, which are areas with the highest unmet need worldwide and where Novartis can have the greatest material ESG impact. Novartis is also reinforcing its ambition to be a leader in environmental sustainability in the healthcare industry, further strengthening its already ambitious target for carbon neutrality to include its entire supply chain by 2030.

Vas Narasimhan, CEO of Novartis, said “Novartis continues to take bold steps to deepen our impact on major global challenges, like access to medicines and climate change. By establishing targets to measure what matters most for stakeholders, we are further embedding ESG into the core of our business operations and strengthening our committment to communicating our progress in a transparent way.”

New targets to expand impact on access to medicines and climate change

As part of the company’s ambition to expand access to innovative medicines in low- and middle- income countries (LMICs) Novartis is committing to increase patient reach with its strategic innovative medicines by at least 200% by 2025. In addition, Novartis plans to increase patient reach of its global health flagship programs in Leprosy, Malaria, Chagas Disease and Sickle Cell Disease (SCD) by at least 50% over the same time period. Novartis estimates achievement of these targets to result in a potential reach of over 23 million patients across both initiatives.

Novartis also further strengthened its carbon neutrality target to aim for full carbon neutrality across its supply chain (Scope 1, 2, 3) by 2030, in addition to its already stated target for carbon neutrality in its own operations by 2025. This new target replaces the previous target aiming for a 50% reduction (vs a 2016 baseline) in carbon emissions across the supply chain.

Novartis also announced a collaboration with the African Union (55 Member States which represent all the countries on the African continent) initiated Africa Medical Supplies Platform (AMSP) to support the supply of medicines from the Novartis COVID-19 Pandemic Response Portfolio. This portfolio of 15 medicines, including Dexamethasone, for symptomatic treatment of COVID-19 for LMICs was launched in July 2020 and is provided through Sandoz, the generics and biosimilar division of Novartis. AMSP, a non-profit initiative, provides an online platform that aggregates certified medical equipment, clinical management devices and medicines to supply African governments in need of critical COVID-19 supplies. This new collaboration aims to help alleviate supply and logistical constraints by ensuring efficient and rapid access of the COVID-19 Pandemic Response Portfolio medicines to African governments.

Key highlights on progress in the last 12 months:

Novartis also highlighted the strong progress made in the last 12 months on a number of key areas, reinforcing ESG as a cornerstone of its strategy.

Access Principles - Novartis launched its Access Principles2 in 2018 and committed to systematically integrating access strategies in how it researches, develops and delivers all new medicines. Through Emerging Market Brands (EMBs) and broader access strategies, Novartis reached 376,000 patients in the first half of 2020. Novartis also established a new business strategy and single organization to broaden patient reach and availability of its portfolio of medicines in sub-Saharan Africa (SSA), which is home to the largest underserved patient population in the world. The newly formed sub-Saharan Africa unit is deploying innovative approaches to sustainably double patient reach across the full income pyramid by 2022. Adding to partnerships with Clinton Health Access Initiative (CHAI) and AMSP, Novartis SSA unit is also starting strategic partnerships with different governments to ensure better access to Novartis medicines.

Response to COVID-19 Pandemic - Novartis has made significant contributions to the global effort to combat the COVID-19 pandemic and support the stability of global healthcare systems. These include leveraging its R&D capabilities, clinical trials expertise, supply of medicines and philanthropic aid. There are in total over 15 Novartis medicines being studied in 35 investigator-initiated trials around the world. The company completed enrollment in CAN-COVID Phase III clinical trial, studying canakinumab in patients with COVID-19 pneumonia, with an expected readout in Q4 2020. Novartis also continues a Phase III clinical trial to evaluate the use of ruxolitinib in COVID-19 patients with a severe immune reaction. The company has agreed to donate USD 40 million to support communities around the world impacted by the pandemic. In addition, Novartis continues to be active in cross-industry research initiatives such as the COVID-19 Therapeutics Accelerator, coordinated by the Bill & Melinda Gates Foundation, Wellcome, and Mastercard, as well as a COVID-19 directed partnership supported by the Innovative Medicines Initiative (IMI).

Ethical Standards - Continuing its long term journey to build trust with society, Novartis also resolved its material legacy litigation matters including the settlements related to Foreign Corrupt Practices Act (FCPA) and US speaker programs. To further reinforce principles-based thinking and ethical decision-making in the organization and through interactions with external stakeholders, the new Novartis Code of Ethics which was co-created by thousands of our associates and is embedded in an innovative decision making framework, launches today, September 1, 2020.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “ambitious,” “targets,” “to increase,” “achieve,” “by 2030,” “by 2025,” “to support,” “expected,” “will,” “strategy,” “strategic priority,” “moving forward,” “ambition,” “focuses,” “strategic ESG pillars,” “commitment,” “launched,” “aims” “to expand,” “commiting,” “plans,” “aim,” “starting,” “committed,” “initiatives,” “long term journey,” “launches,” “potential,” “can,” “could,” “investigational,” or similar terms, or by express or implied discussions regarding our environmental, social and governance activities; or regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from such products; or regarding our response to the COVID-19 pandemic; or regarding research and development activities and timelines; or regarding current and potential future or pending collaborations, partnerships and alliances; or by discussions of strategy, plans, expectations or intentions, including with respect to current, planned and potential future efforts in the areas of ethical standards, pricing and access, global health challenges and responsible citizenship; or regarding efforts to provide the Novartis Pandemic Response portfolio; or regarding increases in access to medicines and reductions of our energy & carbon footprint, waste production and water consumption. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that we will achieve any or all of the ESG targets described in this press release in the expected time frame, or at all. Neither can there be any guarantee that the collaborations, partnerships and alliances described in this press release will be successfully formed, or achieve any or all of their intended goals and objectives in the expected time frame, or at all. Nor can there be any guarantee that any or all of our efforts to respond to the COVID-19 pandemic will succeed in the expected time frame, or at all. Neither can there be any guarantee that we will successfully increase access to medicines and health programs as planned, or successfully reduce our energy and carbon footprint, waste production and water consumption in the expected time frames, or at all. Nor can there be any guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Neither can there be any guarantee that such products will be commercially successful in the future. In particular, our expectations regarding such efforts, collaborations, partnerships, alliances and products could be affected by, among other things, the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development activities and timelines; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; uncertainties regarding actual or potential legal proceedings, including, among others, product liability litigation, disputes and litigation with business partners or business collaborators and intellectual property disputes; our performance on environmental, social and governance measures and our ability to achieve our environmental, social and governance goals and targets; disruptions of our manufacturing or supply chain impacting our ability to meet demand for our products in the future; the particular prescribing preferences of physicians and patients; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission.

Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

More information about the Novartis ESG practices is available at https://www.novartis.com/investors/environmental-social-and-governance.

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References

1.	Scope 1 are emissions from sources that are owned or controlled by Novartis, Scope 2 are emissions from the consumption of purchased energy (e.g. electricity) and Scope 3 are emissions that are a consequence of Novartis operations (e.g. supply chain, business travel). This commitment goes beyond our existing approved Science Based Targets (March 2019)
2.	https://www.novartis.com/our-company/corporate-responsibility/expanding-access-healthcare/access-principles

# # #

Novartis Media Relations

E-mail: media.relations@novartis.com

Antonio Ligi Novartis External Communications +41 61 324 1374 antonio.ligi@novartis.com Eric Althoff Novartis US External Communications +1 646 438 4335 eric.althoff@novartis.com	Katrina Lucking Novartis Global Health & CR Communications +41 79 484 7625 katrina.lucking@novartis.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Sloan Simpson	+1 862 778 5052
Thomas Hungerbuehler Isabella Zinck	+41 61 324 8425 +41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 1, 2020	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting